Aaron W. Menzi 212.536.4883 Fax: 212.536.3901 aaron.menzi@klgates.com

August 29, 2008

By EDGAR Transmission and by Courier

Lisa Haynes
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	New Oriental Energy & Chemical Corp. Form 10-KSB for fiscal year ended March 31, 2008 File No. 001-33470

On behalf of New Oriental Energy & Chemical Corp. (“New Oriental” or the “Company”), as counsel for the Company, we hereby submit the New Oriental’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 26, 2008, regarding the above referenced Form 10-KSB and the letter dated August 20, 2008 containing the Company’s responses to the Staff’s previous letter dated July 31, 2008.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of New Oriental.

1.	General.

We note that you provided the three bullet pointed acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated July 31, 2008. However, these acknowledgements need to be provided in writing by the company’s management instead of by the company’s law firm. Please provide the requested acknowledgements in writing from management with your next response letter.

New Oriental Energy & Chemical Corp.
August 29, 2008

Response to Comment No. 1:

Please see the enclosed letter from the Company’s Chief Financial Officer which contains the three bullet pointed acknowledgments requested at the end of the Staff’s comment letter dated July 31, 2008.

2.	Management’s Discussion and Analysis or Plan of Operation; Results of Operation: Operating Expenses, page 19.

We note your response to comment 5 from our letter dated July 31, 2008. Please consider revising the second sentence of your proposed changes to future filing discussions of operating cash flow line items to exclude the reference to net income adjusted for non-cash expenses. This type of measure would be considered a non-GAAP measure. If you choose to retain this measure in your future filing disclosures, please show us how you will also revise your future filings to include all of the necessary non-GAAP disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response to Comment No. 2:

The Company has confirmed that it will remove the sentence “After adjusting the non-cash expenses items, the net income for the fiscal year 2008 was $5,480,337.” from its additional discussion of cash flow line items and will reflect this change in its future filings.

3.	Consolidated Financial Statements; Consolidated Statements of Income and Comprehensive Income, page F-3.

In future filings, please change your subtotal titled “income from operations before taxes” to “income from continuing operations before taxes.” Please make this change on page F-3, elsewhere throughout this filing and to your future interim filings where appropriate.

Response to Comment No. 3:

The Company’s confirms that has made the appropriate change of its subtotal titled “income from operations before taxes” to “income from continuing operations before taxes” on page F-3 and will throughout the Form 10-KSB and will reflect this change in its future interim filings where appropriate.

4.	Consolidated Financial Statements; Consolidated Statements of Income and Comprehensive Income, page F-3.

We note your response to comment 8 from our letter dated July 31, 2008. Please confirm that you will revise future filings to appropriately classify gains (losses) on the disposal of fixed assets within income from operations as required by paragraph 45 of SFAS 144.

Response to Comment No. 4:

The Company has confirmed that it will revise its future filings to appropriately classify gains (losses) on the disposal of fixed assets within income from operations as required by paragraph 45 of SFAS 144.

New Oriental Energy & Chemical Corp.
August 29, 2008

5.	Consolidated Statements of Cash Flows, page F-6.

We note your response to comment 10 from our letter dated July 31, 2008. Please tell us whether the line item “deposits for land use rights” of $956,363 included within cash flows from investing activities for the year ended March 31, 2008 incorporates cash inflows of $677,817 as a result of the reclassification of notes receivable. If your cash flows from investing activities do not include cash inflows associated with the reclassification, show us how you will revise your future filings to include the disclosures required by paragraph 32 of SFAS 95.

Response to Comment No. 5:

The Company has indicated that the line item “deposits for land use rights” of $956,363 included within cash flows from investing activities for the year ended March 31, 2008 did not incorporate cash inflows of $677,817 as a result of the reclassification of notes receivable. The cash flows from investing activities for the year ended March 31, 2008 did not include any reclassification related to cash inflows. The Company will include the disclosures of the non-cash related investing activities and financing activities within the “Supplemental Non-Cash Disclosures” of the cash flow statement as required by paragraph 32 of SFAS 95.

6.	Exhibits 31.1 and 31.2.

We note your response to comment 12 from our letter dated July 31, 2008. Please proceed with the filing of your Form 10-KSB/A in the manner described in your response, ensuring that your amended certifications are currently dated. Please also ensure that these revised certifications refer to the Form 10-KSB/A, rather than the Form 10-KSB.

Response to Comment No. 6:

The Company will file the Form 10-KSB/A and will ensure that its amended certifications are currently dated and refer to the Form 10-KSB/A.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Aaron Menzi at (212) 536-4883.

Sincerely, /s/ Aaron W. Menzi Aaron W. Menzi, Esq.

Enclosure
cc:	Ben Wang, Chief Financial Officer New Oriental Energy & Chemical Corp.